SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2015

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2014. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1 2	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:

Press release regarding the Company’s unaudited
consolidated financial results for the six (6) months
ended June 30, 2015; and
Cash dividend declaration on the Company’s Common Stock
and Series IV Cumulative Non-Convertible Redeemable
Preferred Stock.

Exhibit 1

August 4, 2015

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the six (6) months ended June 30, 2015.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

August 4, 2015

Securities & Exchange Commission
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1, we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the six (6) months ended June 30, 2015.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	H	I	L	I	P	P	I	N	E		L	O	N	G		D	I	S	T	A	N	C	E
T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,845 As of June 30, 2015	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

June Cheryl C. Revila	jacabal@pldt.com.ph	8168534

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	August 4, 2015

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8405

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

pressrelease

CONSOLIDATED REVENUES STABLE AT P85.2 BILLION
CONSOLIDATED SERVICE REVENUES OF P81.2 BILLION,
2% LOWER THAN 1H2014
CONSOLIDATED DATA AND BROADBAND REVENUES UP 13%TO P23.0 BILLION

1H2015 CORE NET INCOME AT P18.9 BILLION, DOWN 5%
1H2015 REPORTED NET INCOME AT P18.7 BILLION, LOWER BY 6%

CONSOLIDATED EBITDA AT P35.5 BILLION
EBITDA MARGIN AT 44%

PLDT GROUP SUBSCRIBER BASE NOW AT ABOUT 76 MILLION
TOTAL BROADBAND SUBSCRIBERS AT 4.9 MILLION, UP 19% FROM YE2014
CELLULAR SUBSCRIBER BASE AT 68.9 MILLION
COMBINED WIRELESS SUBSCRIBER BASE AT 72.5 MILLION
POSTPAID CELLULAR SUBSCRIBER BASE NOW OVER 3.0 MILLION;
POSTPAID REVENUES 23% OF CELLULAR REVENUES
ENTERPRISE REVENUES CONTINUE STRONG MOMENTUM,
UP 14% TO P5.3 BILLION

INTERIM REGULAR DIVIDEND PAYOUT OF P65 PER SHARE,
REPRESENTING 75% OF 1H2015 CORE EARNINGS

•	Consolidated revenues were stable at P85.2 billion

•	Consolidated service revenues declined by 2% or P1.4 billion to P81.2 billion

•	Consolidated EBITDA down by 7% at P35.5 billion; consolidated EBITDA margin at 44% of service revenues

•	Consolidated Core Net Income of P18.9 billion for 1H2015, 5% or P0.9 billion lower than P19.8 billion in 1H2014

•	Reported Net Income for 1H2015 of P18.7 billion, P1.3 billion or 6% lower than P20.0 billion in 1H2014

•	Consolidated free cash flow at P16.9 billion for 1H2015

•	Combined wireless subscriber base at 72.5 million

•	Total broadband subscribers at 4.9 million; aggregate revenue contribution from broadband, data and internet services at P23.0 billion for 1H2015, 13% up from last year

•	57% of fixed line service revenues (net of interconnection costs) and 18% of wireless service revenues are derived from data and broadband; Enterprise revenues continue strong momentum, up 14% to P5.3 billion

Exhibit 1

MANILA, Philippines, 4th August 2015 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its unaudited financial and operating results for the first six months of 2015 with Consolidated Core Net Income, before exceptional items, amounting to P18.9 billion, 5% or P0.9 billion lower than the P19.8 billion recorded in the same period last year. The decrease was due mainly to lower EBITDA reflecting the impact of expenses relating to the manpower reduction program, and higher financing costs, offset by gain from the sale of Meralco shares by Beacon.

Reported Net Income, after reflecting exceptional transactions for the period, declined 6% to P18.7 billion, from P20.0 billion in the first half of 2014, as a result of the dip in core net income and net foreign exchange and derivative losses.

EBITDA margin for the period was at 44%. Consolidated EBITDA for the first six months of 2015 was 7% lower at P35.5 billion compared with the same period last year due to lower service revenues from the wireless business, higher cash operating expenses, which include the costs arising from the manpower reduction program, and higher provisions.

Consolidated service revenues for the period dropped by 2% to P81.2 billion, as revenues from the international and national long distance (ILD/NLD) segments continued their decline. Excluding ILD/NLD revenues of P10.2 billion, consolidated service revenues grew by 1% year-on-year, from P69.9 billion to P70.9 billion.

Consolidated free cash flow for the first half of 2015 stood at P16.9 billion. Consolidated capital expenditures for the period amounted to P13.9 billion, nearly P6 billion higher than the capex level in the same period last year as investments were made in support of:

•	Improved 3G and 4G access networks

•	Increased fiber reach and capacity

•	Enhanced indoor and outdoor coverage

•	Continued network optimization

•	Augmented network resiliency and redundancy

•	Increased data center capacity

•	Unified Smart-Sun network project to build operational efficiency

The Group’s consolidated net debt remained stable at US$2.3 billion as at 30th June 2015, with net debt to EBITDA higher at 1.43x. Gross debt amounted to US$3.2 billion. The Group’s debt maturities continue to be well spread out, with over 60% due after 2017. The percentage of U. S, dollar-denominated debt to the Group’s total debt portfolio is at 48%. Taking into account our peso borrowings, our hedges and our U. S. dollar cash holdings, only 32% of total debt remains unhedged. The Group’s cash and short-term securities are invested primarily in bank placements and Government securities. PLDT was the first Philippine company to be rated “investment grade” by three major international ratings agencies, namely Fitch Ratings, Moody’s and Standard and Poor’s.

Earlier today, the Company’s Board of Directors declared an interim regular dividend of P65 per share, representing 75% of First Half 2015 Core Earnings.

Exhibit 1

Consumer

The digital age has blurred the lines of the traditional separation between wireless and fixed line subscribers. More and more, digital consumers require seamless access and connectivity between “home and away”. Accordingly, PLDT has realigned its business segments to reflect this evolution and now looks at its wireless and fixed subscribers through the same digital lens.

All our offerings are premised on providing our consumers “Entertainment Everywhere, Convenience Everywhere, Peace of Mind Everywhere”. Our recent content partnerships, launched in the second quarter of 2015, serve both homes and individuals, both on a stand-alone and bundled basis. PLDT invested US$15 million in iFlix, a Subscription Video on Demand service that has more than 11,000 hours of top TV shows and movies in its portfolio. iFlix also recently signed a landmark agreement with The Walt Disney Company (Southeast Asia) to carry the latter’s content as well. iFlix is currently available in the Philippines and Malaysia and will soon penetrate Thailand, Indonesia and Vietnam. This was followed by an agreement with Fox International which will enable the PLDT Group’s subscribers to enjoy Fox content via live and catch-up TV as well as Video on Demand. PLDT believes that content is the key to increased data/broadband usage, thereby fuelling revenue growth.

The Group’s combined broadband subscriber base reached 4.9 million at the end of June 2015, 3.7 million of whom use wireless broadband mainly from Smart Broadband, Smart’s wireless broadband service offered through its wholly-owned subsidiary Smart Broadband, Inc. Another 1.2 million users subscribe to PLDT’s fixed broadband service.

The fixed line subscriber base reached about 2.3 million at the end of the first half of 2015, about 53% of whom have fixed broadband subscriptions.

Exhibit 1

Postpaid revenues now account for 23% of total cellular revenues, having improved by 12% to P11.6 billion for the first six months of 2015.

The PLDT Group’s total cellular subscriber base at the end of the period stood at 68.9 million, broken down as follows: Smart had 25.3 million subscribers under its mainstream Smart brands; value brand Talk ‘N Text ended with 27.9 million subscribers; and there were 15.6 million Sun Cellular subscribers.

The Group’s combined postpaid cellular subscriber base grew by over 461,000 from the first half of 2014 or over 253,000 from the end of 2014, rising to just over 3.0 million at the end of the period, while the combined prepaid base stood at 65.8 million.

“PLDT will capitalize on its unique ability to offer a seamless, connected consumer experience to our subscribers who are rapidly evolving to the digital space. Our value proposition will provide connectivity + entertainment + peace-of-mind + convenience,” stated Napoleon L. Nazareno, PLDT President and CEO.

Enterprise

The PLDT Group is also uniquely positioned to serve the Enterprise sectors offering a suite of business solutions for corporates and small and medium enterprises (SMEs) powered by the PLDT network, including six data centers that offer co-location, server hosting/outsourcing, disaster recovery, connectivity and data scrubbing. These centers are telco-grade, carrier-neutral and vendor-agnostic with an aggregate rack capacity that is the largest in the country.

Consolidated corporate data and other network services were higher 14% at P5.3 billion, riding on the 12% growth in corporate data and a 26% jump in data center revenues,

“The upward momentum in the Enterprise segment continues, underpinned by revenues from data-rich business solutions, data center, as well as from emerging cloud and big data services,” added Nazareno.

Multimedia/Content

Cignal TV has established itself as the country’s premier and largest pay TV provider. It continues to lead the industry with over 938,000 subscribers at the end of the first half of 2015, a 24% growth versus the same period last year and maintaining its lead over the 20-year incumbent. Revenues grew 55% compared with the first half of 2014. In April
Exhibit 1

2015, Cignal signed up with Bloomberg TV to launch Bloomberg Television Philippines, which will become the first 24-hour business channel in late 2015. It is also adding more original channels and creating its own content via a partnership with Viva Productions.

Digital

The innovation teams at Voyager Innovations, Inc. (Voyager) and Smart e-Money, continue to churn out pioneering products in the digital space. Voyager generated consolidated revenues of over P500 million in the first six months of 2015 mainly from fintech/Smart Money, up by 21% from the same period last year.

Smart e-Money, for its part, continues to extend its reach. With a throughput of P83.7 billion in the first six months of 2015, it is the biggest domestic remittance platform in the Philippines. In addition, its payment gateway is being used by companies such as Zalora and Easy Taxi, with further launches in four Asian countries in the pipeline. It also recently entered into a partnership with Xoom, a leading digital money/remittance provided in the United States, for bills presentment.

On the e-commerce side, TackThis has a community of about 23,000 merchants who have registered for online store front services, while Takatak, an online centralized marketplace, already features over 295,000 products.

On the mobile financial solutions side, LockByMobile, an app which allows a mobile user to protect his credit card accounts from widespread fraud using one’s mobile phone, is under evaluation by a number of global financial service providers.

“Voyager will continue to generate a pipeline of possible “future winners”, including platforms, that could enhance PLDT’s value proposition,” stated Orlando B. Vea, Voyager President and CEO.

Conclusion

“The rapid decline in our toll revenues continues to bear down heavily on our medium-term revenue growth, with the onslaught of the Internet causing adverse substitution. The annualized impact of this decrease is P4 — P5.0 billion for the full year 2015 and toll traffic could reduce even faster in the coming months as smart phone penetration accelerates.

Notwithstanding this drag from our legacy businesses, we need to focus on enhancing our customers’ digital experience. This will involve build out of our 3G and 4G/LTE networks, enhancing network resiliency to ensure operational reliability, stability and quality of service, revamp of our service development platforms to handle more data-centric offers, and re-organization of our branding across the board with a view to positioning each brand better and optimizing the value of each brand.

Consequently, capex levels will remain elevated in 2015, and in 2016, at the least.

Exhibit 1

Our goal is to be nothing less than the consumer’s preferred digital services provider. And we will achieve this by offering the consumer a superior value proposition by continuously broadening the array of our products and service offers, including leveraging on fixed and wireless assets, underpinned by a network that will enable a quality customer experience. We are investing heavily in the “digital spine” for our networks and platforms that will serve as the foundation for this transformative process and we expect to see the benefits of these initiatives to fully manifest themselves by 2016 at the earliest,” concluded Manuel V. Pangilinan, PLDT Chairman.

Exhibit 1

Exhibit 1

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in million pesos)

	As at June 30,	As at December 31,
	2015	2014
	(Unaudited)	(Audited)
ASSETS

Noncurrent Assets
Property, plant and equipment	190,790	191,984
Investments in associates, joint ventures and deposits	45,507	42,046
Available-for-sale financial investments	20,364	28,086
Investment in debt securities and other long-term investments – net of current portion	972	960
Investment properties	1,810	1,816
Goodwill and intangible assets	72,875	72,842
Deferred income tax assets – net	17,315	17,131
Derivative financial assets – net of current portion	158	94
Prepayments – net of current portion	3,208	2,924
Advances and other noncurrent assets – net of current portion	3,370	3,218

Total Noncurrent Assets	356,369	361,101

Current Assets
Cash and cash equivalents	37,205	26,659
Short-term investments	1,548	643
Trade and other receivables	22,860	29,151
Inventories and supplies	4,621	3,706
Current portion of derivative financial assets	2	2
Current portion of investment in debt securities and other long-term investments	32	295
Current portion of prepayments	7,133	6,406
Current portion of advances and other noncurrent assets	8,328	8,332

Total Current Assets	81,729	75,194
TOTAL ASSETS	438,098	436,295

EQUITY AND LIABILITIES

Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Treasury stock	(6,505)	(6,505)
Capital in excess of par value	130,521	130,521
Retained earnings	16,933	17,030
Other comprehensive income	(18,154)	(8,285)
Total Equity Attributable to Equity Holders of PLDT	124,398	134,364
Noncontrolling interests	308	304

TOTAL EQUITY	124,706	134,668

Exhibit 1

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)
(in million pesos)

	As at June 30,	As at December 31,
	2015	2014
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	126,991	115,400
Deferred income tax liabilities – net	4,375	4,427
Derivative financial liabilities – net of current portion	1,266	1,460
Customers’ deposits	2,448	2,438
Pension and other employee benefits	12,008	13,131
Deferred credits and other noncurrent liabilities	18,407	21,924

Total Noncurrent Liabilities	165,495	158,780

Current Liabilities
Accounts payable	43,548	40,923
Accrued expenses and other current liabilities	82,719	82,678
Current portion of interest-bearing financial liabilities	16,747	14,729
Provision for claims and assessments	897	897
Dividends payable	1,122	1,070
Current portion of derivative financial liabilities	355	254
Income tax payable	2,509	2,296

Total Current Liabilities	147,897	142,847
TOTAL LIABILITIES	313,392	301,627

TOTAL EQUITY AND LIABILITIES	438,098	436,295

Exhibit 1

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
For the Six Months Ended June 30, 2015 and 2014
(in million pesos, except earnings per common share amounts which are in pesos)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2015	2014*	2015	2014*
	(Unaudited)
REVENUES
Service revenues	81,159	82,563	40,611	41,325
Non-service revenues	4,032	2,898	2,027	1,572

	85,191	85,461	42,638	42,897

EXPENSES
Depreciation and amortization	13,945	14,490	7,049	7,285
Compensation and employee benefits	11,315	10,443	6,334	5,283
Cost of sales	7,688	6,925	3,984	3,476
Repairs and maintenance	7,452	7,111	3,785	3,627
Interconnection costs	5,189	5,195	2,606	2,572
Selling and promotions	5,057	4,928	3,040	2,815
Professional and other contracted services	3,973	3,759	2,047	1,967
Rent	3,019	3,233	1,561	1,699
Taxes and licenses	2,176	1,947	1,125	1,026
Asset impairment	1,707	1,421	841	784
Insurance and security services	914	906	454	458
Communication, training and travel	646	759	335	371
Amortization of intangible assets	542	574	274	288
Other expenses	535	732	288	439

	64,158	62,423	33,723	32,090

	21,033	23,038	8,915	10,807

OTHER INCOME (EXPENSES)
Equity share in net earnings of associates and joint ventures	2,234	2,083	1,581	1,367
Interest income	364	395	180	203
Gains (losses) on derivative financial instruments – net	89	(164)	59	(351)
Foreign exchange gains (losses) – net	(439)	459	(482)	1,194
Financing costs – net	(2,937)	(2,498)	(1,402)	(1,174)
Other income – net	3,829	2,923	3,066	2,053

	3,140	3,198	3,002	3,292

INCOME BEFORE INCOME TAX	24,173	26,236	11,917	14,099
PROVISION FOR INCOME TAX	5,424	6,235	2,566	3,490

NET INCOME	18,749	20,001	9,351	10,609

ATTRIBUTABLE TO:
Equity holders of PLDT	18,729	20,023	9,342	10,644
Noncontrolling interests	20	(22)	9	(35)

	18,749	20,001	9,351	10,609

Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	86.55	92.54	43.17	49.20
Diluted	86.55	92.54	43.17	49.20

* Certain comparative information for the six months ended June 30, 2014 were reclassified to conform with the current presentation.
Exhibit 1

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Tel No: 816-8213 Fax No: 844-9099	Melissa V. Vergel de Dios Tel No: 816-8024 Fax No: 810-7138	Ramon R. Isberto Tel No: 511-3101 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups – fixed line and wireless– PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

Exhibit 2

August 4, 2015

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 2

August 4, 2015

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 2

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	H	I	L	I	P	P	I	N	E		L	O	N	G		D	I	S	T	A	N	C	E
T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,845 As of June 30, 2015	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.
Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	August 4, 2015

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 2

11.	Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on August 4, 2015, the Board declared the following cash dividends out of the unaudited unrestricted retained earnings of the Company as at June 30, 2015, which are sufficient to cover the total amount of dividends declared:

a.	Regular dividend of ?65 per outstanding share of the Company’s Common Stock, payable on September 25, 2015 to the holders of record on August 27, 2015; and

b.	?12,420,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending September 15, 2015, payable on September 15, 2015 to the holder of record on August 20, 2015.

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:
/s/Ma. Lourdes C. Raus	a-Chan

MA. LOURDES C. RAUSA-C Corporate Secretary	HAN

August 4, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/Ma. Lourdes c. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: August 4, 2015